UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
December 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON DECEMBER 12, 2011

Date, time and place:  Held on December 12, 2011, at 12:00 p.m., by teleconference, at the Company’s headquarters located at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call:  The call was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: Analyze the current conditions, proposed by the financial institutions to the Company’s Officers (already instructed to make these provisions by the Board of Directors) to the renegotiation of financial covenants contracted by the Company.

Resolutions:  After discussion and analysis of the matter included on the agenda, the following resolution were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

Approve, according to the recommendation of the Company’s Finance Committee, the following condition submitted by the financial institutions to the renegotiation of financial covenants contracted by the Company: the non-proposal, by the Board of Directors to the Company’s General Meeting, of the distribution of dividends above the minimum required until July, 2012.

1

Closing:  There being nothing else to be addressed to, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, December 12, 2011.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 20, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO